Exhibit 99.121

APHRIA SIGNS AGREEMENT WITH OCS TO SUPPLY 59 SKUS FOR THE
ADULT-USE MARKET IN ONTARIO

The company will provide a wide-range of high-quality, branded adult-use cannabis products for sale online in Ontario

Leamington, Ontario — August 21, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today is pleased to announce that it has entered in a supply agreement (the “Agreement”) with the Ontario Cannabis Store (“OCS”) to provide high-quality, branded cannabis products for sale online in Ontario’s adult-use market. Adult-use consumers will have an extensive selection Ontario and B.C.-grown cannabis from across the Company’s portfolio of adult-use brands.

“We are thrilled that the OCS has selected such an extensive range of adult-use products from our carefully curated and thoughtfully developed portfolio of brands,” said Jakob Ripshtein, Chief Commercial Officer at Aphria. “Adult-use consumers will have the opportunity to discover our brands through OCS’s online platform starting on October 17 including Solei, sustainably grown in Ontario, our premium B.C.-bud from Broken Coast, and several other Ontario-grown brands soon to be revealed. Each of our brands have been carefully developed to meet the needs and interests of distinct consumer segments.

Under the terms of the Agreement, the Company will supply 59 SKUS of cannabis and cannabis derivative products in the first year of the agreement. The range of products will be available for sale online through the OCS.

“We are eager to continue working with the Ontario Government as it considers the appropriate model and guidelines for private retail stores across the province,” continued Ripshtein. We are confident that whatever the system Aphria will be fully engaged in meeting the anticipated demand of Ontario consumers and that all our brands will be fully represented across all available channels.”

Added Vic Neufeld, Chief Executive Office of Aphria: “The agreement with OCS is an important piece of the puzzle as we get closer to legalization in Canada. Aphria is not only ready for October 17, but we’re also getting ready for the long-term evolution of the industry. We’re actively planning for new product categories and product innovations, with a focus on understanding consumer behaviour and preferences, to ensure we’re leading where the market is going.”

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Tamara Macgregor

Vice President, Communications

tamara.macgregor@aphria.com

437-343-4000

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward- looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to volume expectations under the contract, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.